

March 9, 2011

Mr. Kenneth J. Cutillo
Principal Executive Officer
Boston Financial Qualified Housing Tax Credits L.P. III
101 Arch Street
Boston, Massachusetts 02110-1106

> **Re:** **Boston Financial Qualified Housing Tax Credits L.P. III**
> **Form 10-K for the year ended 3/31/2010**
> **Filed on 6/29/2010**
> **File No. 000-18462**

Dear Mr. Kenneth J. Cutillo:

We have reviewed your filings and have the following comments. In our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2010

General

1.      It appears that you have already included some of the information required by Parts I and III here and incorporated them by reference from your prospectus.  If you continue to incorporate your prospectus, please disclose the file number and date filed and file all relevant pages that you have incorporated as an exhibit.  Please refer to Instruction G.1 of Form 10-K and Rule 12b-23 of the Exchange Act.

<u>Item 15. Exhibits, Financial Statement Schedules and Director Independence</u>

2.      Please confirm that you have previously filed the exhibits required by Item 601(b)(3) of Regulation S-K.  In future filings, please include these exhibits in your exhibit index.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Folake Ayoola at (202) 551 - 3673 or Sonia Barros at (202) 551 – 3655 with any questions.

                                                Sincerely,


                                                Daniel L. Gordon
                                                Branch Chief